OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 4)

The Meridian Resource Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

58977Q109

(CUSIP Number)

Stephen J. Paul, Assistant Secretary
Shell Oil Company
910 Louisiana Street
Houston, Texas 77002
(713) 241-4112

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 4, 2004

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

SCHEDULE 13D/A

CUSIP NO. 58977Q109

1.	Name of Reporting Person: Shell Oil Company		I.R.S. Identification Nos. of above persons (entities only): EIN #13-1299890

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐	N/A

3.	SEC Use Only:

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person CO

SCHEDULE 13D/A

CUSIP NO. 58977Q109

1.	Name of Reporting Person: SWEPI LP		I.R.S. Identification Nos. of above persons (entities only): EIN #76-0073231

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐	N/A

3.	SEC Use Only:

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person PN

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     This amendment is being filed by SWEPI LP (“SWEPI”) and its parent corporation, Shell Oil Company (“Shell Oil”), to report that SWEPI has sold 7,082,030 shares of the common stock of The Meridian Resource Corporation (the “Company”) to the Company pursuant to the Stock Purchase Agreement entered into with the Company dated July 21, 2004 (the “Stock Purchase Agreement”). Schedule 13D-A, reporting the execution of the Stock Purchase Agreement, was filed by SWEPI and Shell Oil with the Securities and Exchange Commission on July 22, 2004.

     With this transaction, SWEPI no longer owns any common stock or other securities of the Company.

SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

August 5, 2004

SHELL OIL COMPANY

By: S.J. PAUL

Name: S.J. Paul
Title: Assistant Secretary

SWEPI LP

By: S.J. PAUL

Name: S.J. Paul Title: Secretary